Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Kinross Gold Corporation (“Kinross”)
52nd Floor, Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3Y2

Item 2	Date of Material Change

November 10, 2009

Item 3	News Release

A news release with respect to the material change referred to in this report was issued by Kinross on November 10, 2009 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Review.

Item 4	Summary of Material Change

On November 10, 2009 Kinross announced it had received authorization to recommence adanced exploration at the Fruta del Norte gold project in Ecuador.

Item 5	Full Description of Material Change

On November 10, 2009 Kinross announced that it has obtained authorization from the Ecuadorian Ministry of Non-Renewable Natural Resources to re-commence advanced exploration activities at the Fruta del Norte (FDN) gold project in Zamora-Chinchipe province in Ecuador.

With this authorization, Kinross expects to re-commence its drilling program at FDN shortly. The program includes a 20,000 meter drilling campaign to support completion of a feasibility study. The Company plans to use four drills to execute the drilling campaign which is expected to take six months to complete.  Kinross expects to complete a pre-feasibility study in January 2010.

Item 6	Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact Shelley M. Riley, Vice President, Administration and Corporate Secretary, at (416) 365-5198.

Item 9	Date of Report

November 11, 2009